ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180289
Dated December 3, 2014

Performance

HSBC USA Inc. Trigger Performance Securities
Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF
due on or about December 31, 2019

Investment Description

These Trigger Performance Securities (the "Securities") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC") with returns linked to the performance of the PowerShares® S&P 500® Low Volatility Portfolio ETF (the "Index Fund"). The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Fund Return is greater than zero, HSBC will repay the Principal Amount at maturity plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return multiplied by the Participation Rate of between 138.00% and 148.00% (the actual Participation Rate will be determined on the Trade Date. If the Index Fund Return is less than or equal to zero, HSBC will either repay the full Principal Amount at maturity or, if the Final Price is less than the Trigger Price, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return. **Investing in the Securities involves significant risks. You will not receive interest or dividend payments during the term of the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal at maturity, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features	Key Dates[1]	

Features

❑ **Participation in Positive Index Fund Returns:** If the Index Fund Return is greater than zero, HSBC will repay the Principal Amount at maturity plus a return equal to the Index Fund Return multiplied by the Participation Rate. If the Index Fund Return is less than zero, investors may be exposed to the negative Index Fund Return at maturity.

❑ **Contingent Repayment of Principal at Maturity:** If the Index Fund Return is equal to or less than zero and the Final Price is not less than the Trigger Price, HSBC will repay the Principal Amount at maturity. However, if the Final Price is less than the Trigger Price, HSBC will pay less than the full Principal Amount, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	December 26, 2014
Settlement Date	December 31, 2014
Final Valuation Date[2]	December 24, 2019
Maturity Date[2]	December 31, 2019

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] See page 4 for additional details.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE DOWNSIDE MARKET RISK SIMILAR TO THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 6 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC is offering Trigger Performance Securities linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF. The Securities are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the performance of the Index Fund. The Securities are offered at a minimum investment of 100 Securities at the Price to Public described below. The Initial Price, Participation Rate and Trigger Price will be determined on the Trade Date.

Index Fund	Initial Price	Participation Rate	Trigger Price	CUSIP/ISIN
PowerShares® S&P 500® Low Volatility Portfolio ETF	●	138.00% to 148.00%	75.00% of the Initial Price	40434F785/US40434F7859

See "Additional Information About HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying ETF Underlying Supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC USA Inc., will purchase the Securities from HSBC USA Inc. for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus for a description of the distribution arrangements.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $9.25 and $9.65 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 6 of this document for additional information.

	Price to Public[1]	Underwriting Discount[1]	Proceeds to Issuer
Per Security	$10.00	$0.35	$9.65
Total	●	●	●

[1] See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

The Securities:		
Are Not FDIC Insured	**Are Not Bank Guaranteed**	**May Lose Value**

Additional Information About HSBC USA Inc. and the Securities

This free writing prospectus relates to the offering of Securities linked to the Index Fund. As a purchaser of a Security, you will acquire a senior unsecured debt instrument linked to the Index Fund, which will rank equally with all of our other unsecured and unsubordinated debt obligations. Although the offering of Securities relates to the Index Fund, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the prospectus dated March 22, 2012, the prospectus supplement dated March 22, 2012 and the ETF Underlying Supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 6 of this free writing prospectus and in "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC USA Inc. has filed a registration statement (including the ETF Underlying Supplement, prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, prospectus and prospectus supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 22, 2012:
   http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm
- Prospectus supplement dated March 22, 2012:
   http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
   http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc. References to the "prospectus supplement" mean the prospectus supplement dated March 22, 2012, references to "accompanying prospectus" mean the HSBC USA Inc. prospectus, dated March 22, 2012 and references to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 22, 2012.

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your Principal Amount and are willing to make an investment that may have the same downside market risk as the Index Fund.

♦ You believe the Index Fund will appreciate over the term of the Securities and you would be willing to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦ You are willing to accept the risk and return profile of the Securities versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index Fund or the stocks included in the Index Fund.

♦ You are willing to hold the Securities to maturity and accept that there may be little or no secondary market for the Securities.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations, you may not receive any amounts due to you, including any repayment of principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your Principal Amount, and you are not willing to make an investment that may have the same downside market risk as the Index Fund.

♦ You believe that the price of the Index Fund will decline during the term of the Securities and is likely to close below the Trigger Price on the Final Valuation Date.

♦ You would be unwilling to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

♦ You seek current income from your investment or prefer to receive the dividends paid on the Index Fund or the stocks included in the Index Fund.

♦ You are unable or unwilling to hold the Securities to maturity or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also carefully review "Key Risks" beginning on page 6 of this free writing prospectus and "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement.

Indicative Terms	
Issuer	HSBC USA Inc.
Issue Price	$10.00 per Security
Principal Amount	$10.00 per Security
Term	Approximately five years
Trade Date[1]	December 26, 2014
Settlement Date[1]	December 31, 2014
Final Valuation Date[1]	December 24, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date[1]	December 31, 2019, subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Index Fund	PowerShares® S&P 500® Low Volatility Portfolio ETF (Ticker: SPLV)
Trigger Price	75.00% of the Initial Price.
Participation Rate	138.00% to 148.00%. The actual Participation Rate will be determined on the Trade Date.
Payment at Maturity (per $10 Security)[2]	**If the Index Fund Return is greater than zero**, HSBC will pay a cash payment per Security that provides you with the $10 Principal Amount plus a return equal to the Index Fund Return multiplied by the Participation Rate, calculated as follows: $10 + [$10 × (Index Fund Return × Participation Rate)] **If the Index Fund Return is less than or equal to zero and the Final Price is greater than or equal to the Trigger Price on the Final Valuation Date,** HSBC will pay you a cash payment of: $10 per $10 Security **If the Final Price is less than the Trigger Price on the Final Valuation Date,** HSBC will pay you a cash payment at maturity less than the Principal Amount of $10 per Security, if anything, resulting in a loss of principal that is proportionate to the negative Index Fund Return, equal to: $10 + ($10 × Index Fund Return)
Index Fund Return	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$
Initial Price	The Official Closing Price of the Index Fund on the Trade Date.
Final Price	The Official Closing Price of the Index Fund on the Final Valuation Date.
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "SPLV UP <EQUITY>", or on any successor page on the Bloomberg Professional® service or on any successor service, as applicable.
Calculation Agent	HSBC USA Inc. or one of its affiliates
CUSIP/ISIN	40434F785/US40434F7859
Business Day	A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.
Payment When Offices or Settlement Systems Are Closed	If any payment is due on the Securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Key Risks — 'The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any."

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

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[1] Expected. In the event any change is made to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] Payment at maturity and any repayment of principal is provided by HSBC USA Inc., and therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Trade Date

The Initial Price and the Trigger Price are determined and the Participation Rate is set.

Maturity Date

The Final Price and Index Fund Return are determined on the Final Valuation Date.

If the Index Fund Return is greater than zero, HSBC will pay you a cash payment per Security that provides you with the $10 Principal Amount plus a return equal to the product of (i) the Principal Amount multiplied by (ii) the Index Fund Return multiplied by the Participation Rate, calculated as follows:

$10 + [$10 × (Index Fund Return × Participation Rate)].

If the Index Fund Return is less than or equal to zero and the Final Price is greater than or equal to the Trigger Price on the Final Valuation Date, HSBC will pay you a cash payment of $10 per $10 Security.

If the Final Price is less than the Trigger Price on the Final Valuation Date, HSBC will pay you a cash payment at maturity that will be less than the Principal Amount of $10 per Security, resulting in a loss of principal that is proportionate to the negative Index Fund Return, equal to:

$10 + ($10 × Index Fund Return).

Under these circumstances, you will lose a significant portion, and could lose all, of your Principal Amount.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but you are urged to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. You are also urged you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Risk of Loss at Maturity** – The Securities differ from ordinary debt securities in that HSBC will not necessarily pay the full Principal Amount of the Securities at maturity. The return on the Securities at maturity is linked to the performance of the Index Fund and will depend on whether, and to the extent which, the Index Fund Return is positive or negative and if the Index Fund Return is negative, whether the Final Price is less than the Trigger Price. If the Final Price is less than the Trigger Price, you will be fully exposed to any negative Index Fund Return and HSBC will pay you less than the Principal Amount at maturity, if anything, resulting in a loss of principal that is proportionate to the decline in the Final Price as compared to the Initial Price. *Under these circumstances, you will lose a significant portion, and could lose all, of the Principal Amount.*

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss even if the share price of the Index Fund is above the Trigger Price.

♦ **The Participation Rate Applies Only if You Hold the Securities to Maturity** – You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Securities themselves, and the return you realize may be less than the return of the Index Fund, even if that return is positive. You can receive the full benefit of the Participation Rate from HSBC only if you hold your Securities to maturity.

♦ **The Securities Are Subject to the Credit Risk of the Issuer** – The Securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Securities and could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined by Us on the Trade Date, Will Be Less than the Price to Public and May Differ from the Market Value of the Securities in the Secondary Market, if Any** – The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date May Be Less than the Price to Public** – The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities, the underwriting discount and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher than the Estimated Initial Value of the Securities** – Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately twelve months after the Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the

reimbursement period after the Settlement Date of the Securities based on changes in market conditions and other factors that cannot be predicted.

♦ **No Interest** – HSBC will not make any interest payments with respect to the Securities.

♦ **Owning the Securities Is Not the Same as Owning the Index Fund or the Stocks Comprising the Index Fund** – The return on your Securities may not reflect the return you would realize if you actually owned the Index Fund or the stocks included in the Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the stocks included in the Index Fund would have.

♦ **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction** – The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event HSBC is unable to pay its obligations when due, you may not receive any amounts owed to you under the Securities and you could lose your entire investment.

♦ **Lack of Liquidity** – The Securities will not be listed on any securities exchange or quotation system. One of our affiliates may offer to repurchase the Securities in the secondary market but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which one of our affiliates is willing to buy the Securities. This price, if any, will exclude any fees or commissions and therefore will generally be lower than such purchase price.

♦ **The Index Fund and the Underlying Index Have Limited Actual Historical Information** – The Index Fund was created in May 2011 and the S&P 500® Low Volatility Index (the "Underlying Index") was created in April 2011.   Because both the Index Fund and the Underlying Index are of recent origin and limited actual historical performance data exists with respect to them, your investment in the Securities may involve a greater risk than investing in securities linked to an ETF with a more established record of performance. **Past performance of the Index Fund and Underlying Index are not indicative of future results.**

♦ **A low volatility index may be volatile** – While the Underlying Index has been designed in part to mitigate the effects of volatility, there is no assurance that it will be successful in doing so. It is also possible that the features of the Underlying Index designed to address the effects of volatility will instead adversely affect the return of the Index Fund and, consequently, the return on the Securities.

♦ **There Is Limited Anti-Dilution Protection** – For certain events affecting the Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Securities and the Payment at Maturity may be materially and adversely affected.

♦ **An Index Fund and its Underlying Index Are Different** – The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

♦ **The Index Fund is Subject to Management Risk** – The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Index Fund's underlying index by investing in a portfolio of securities that generally replicate its underlying index. Therefore, unless a specific security is removed from its underlying index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

♦ **Potential Conflicts of Interest** – HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks comprising the Index Fund, which could affect the price of such stocks or the price of the Index Fund and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities. Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Price as well as whether to postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS or Their Respective Affiliates** – HSBC, UBS Financial Services Inc., or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and which may be revised at any time. Any such research, opinions or recommendations could affect the price of the Index Fund or the price of the stocks included in the Index Fund, and therefore, the market value of the Securities.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Index Fund at any Time Other than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain Market Disruption Events. Even if the price of the Index Fund appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a price that is below the Trigger Price, the Payment at

Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Index Fund prior to such decrease. Although the actual price of the Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Index Fund on the Final Valuation Date.

♦ **Market Price Prior to Maturity** – The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund; the volatility of the Index Fund; dividends paid on the stocks held by the Index Fund; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of HSBC.

♦ **Potential HSBC and UBS Impact on Price** – Trading or transactions by HSBC, UBS Financial Services Inc. or any of their respective affiliates in shares of the Index Fund, the stocks comprising the Index Fund or in futures, options, exchange-traded funds or other derivative products on these securities, may adversely affect the market value of the stocks comprising the Index Fund, the price of the Index Fund, and, therefore, the market value of your Securities.

♦ **Uncertain Tax Treatment** – Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" beginning on page 11 of this free writing prospectus.

The scenario analysis and examples below are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to the Initial Price. We cannot predict the Final Price. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers appearing in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the Securities, with the following assumptions[*]:

Investment term:	Approximately five years
Hypothetical Initial Price:	$30.00
Hypothetical Trigger Price:	$22.50 (75.00% of the hypothetical Initial Price)
Hypothetical Participation Rate:	143.00% (the midpoint of the range of 138.00% to 148.00%)

[*] The actual Initial Price, Trigger Price and Participation Rate for the Securities will be determined on the Trade Date.

Example 1— **The price of the Index Fund *increases* from an Initial Price of $30.00 to a Final Price of $33.00.** The Index Fund Return is greater than zero and expressed as a formula:

$$\text{Index Fund Return} = (\$33.00 - \$30.00) / \$30.00 = 10.00\%$$

$$\text{Payment at Maturity} = \$10 + [\$10 \times (10.00\% \times 143.00\%)] = \$11.43$$

Because the Index Fund Return is equal to 10.00%, the Payment at Maturity is equal to $11.43 per $10.00 Principal Amount of Securities, and the return on the Securities is 14.30%.

Example 2— **The Final Price is equal to an Initial Price of $30.00.** The Index Fund Return is zero and expressed as a formula:

$$\text{Index Fund Return} = (\$30.00 - \$30.00) / \$30.00 = 0.00\%$$

$$\text{Payment at Maturity} = \$10.00$$

Because the Index Fund Return is zero, the Payment at Maturity per Security is equal to the original $10.00 Principal Amount per Security (a return of zero percent).

Example 3— **The price of the Index Fund *decreases* from an Initial Price of $30.00 to a Final Price of $24.00.** The Index Fund Return is negative and expressed as a formula:

$$\text{Index Fund Return} = (\$24.00 - \$30.00) / \$30.00 = -20.00\%$$

$$\text{Payment at Maturity} = \$10.00$$

Because the Index Fund Return is less than zero, but the Final Price is greater than or equal to the Trigger Price on the Final Valuation Date, HSBC will pay you a Payment at Maturity equal to $10.00 per $10.00 Principal Amount of Securities (a return of zero percent).

Example 4— **The price of the Index Fund *decreases* from an Initial Price of $30.00 to a Final Price of $6.00.** The Index Fund Return is negative and expressed as a formula:

$$\text{Index Fund Return} = (\$6.00 - \$30.00) / \$30.00 = -80.00\%$$

$$\text{Payment at Maturity} = \$10 + (\$10 \times -80.00\%) = \$2.00$$

Because the Index Fund Return is less than zero and the Final Price is below the Trigger Price on the Final Valuation Date, the Securities will be fully exposed to any decline in the price of the Index Fund on the Final Valuation Date. Therefore, the return on the Securities is -80.00%. In this case, you would incur a loss of 80.00% on the Securities.

If the Final Price is below the Trigger Price on the Final Valuation Date, the Securities will be fully exposed to any decline in the Index Fund, and you will lose some or all of your Principal Amount at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $10.00 Principal Amount of Securities.

Performance of the Index Fund			Performance of the Securities	
Hypothetical Final Price	Hypothetical Index Fund Return[1]	Participation Rate	Payment at Maturity	Return on Securities at Maturity
$60.00	100.00%	143.00%	$24.30	143.00%
$57.00	90.00%	143.00%	$22.87	128.70%
$54.00	80.00%	143.00%	$21.44	114.40%
$51.00	70.00%	143.00%	$20.01	100.10%
$48.00	60.00%	143.00%	$18.58	85.80%
$45.00	50.00%	143.00%	$17.15	71.50%
$42.00	40.00%	143.00%	$15.72	57.20%
$39.00	30.00%	143.00%	$14.29	42.90%
$36.00	20.00%	143.00%	$12.86	28.60%
$33.00	10.00%	143.00%	$11.43	14.30%
$30.00	0.00%	N/A	$10.00	0.00%
$27.00	-10.00%	N/A	$10.00	0.00%
$24.00	-20.00%	N/A	$10.00	0.00%
$22.50	-25.00%	N/A	$10.00	0.00%
$21.00	-30.00%	N/A	$7.00	-30.00%
$18.00	-40.00%	N/A	$6.00	-40.00%
$15.00	-50.00%	N/A	$5.00	-50.00%
$12.00	-60.00%	N/A	$4.00	-60.00%
$9.00	-70.00%	N/A	$3.00	-70.00%
$6.00	-80.00%	N/A	$2.00	-80.00%
$3.00	-90.00%	N/A	$1.00	-90.00%
$0.00	-100.00%	N/A	$0.00	-100.00%

[1] The Index Fund Return excludes cash dividend payments on the stocks included in the Index Fund.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and, if you receive cash upon maturity or an earlier sale or exchange, HSBC intends to treat any gain or loss upon maturity or such earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is owned by the Index Fund would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is owned by the Index Fund were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is owned by

the Index Fund and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is owned by the Index Fund is or becomes a PFIC or USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) generally apply to payments made after June 30, 2014. Additionally, with respect to non-U.S. holders, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2016. However, the Treasury Department and IRS have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding. Holders are urged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

We have derived all information contained in this free writing prospectus regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. This information reflects the policies of, and is subject to change by Invesco PowerShares Capital Management LLC ("PowerShares"). The Index Fund is an investment portfolio maintained and managed by PowerShares. Shares of the Index Fund trade on the NYSE Arca under the ticker symbol "SPLV." We have not independently verified the accuracy or completeness of the information derived from these public sources.

PowerShares is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by PowerShares under the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to Investment Company Act file numbers 333-138490 and 811-21977, through the SEC's website at http://www.sec.gov. For additional information regarding PowerShares and the Index Fund, please see the Index Fund's prospectus dated February 28, 2014. In addition, information about PowerShares and the Index Fund may be obtained from other sources, including the PowerShares website. We have not independently verified the accuracy or completeness of such information. Information contained in the PowerShares website and other information from PowerShares is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Investment Objective and Strategy

The Index Fund seeks investment results that generally correspond (before fees and expenses) to the price and yield of the Underlying Index. The Index Fund generally will invest at least 90% of its total assets in common stocks that comprise the Underlying Index. S&P Dow Jones Indices LLC ("S&P") compiles, maintains and calculates the Underlying Index. Strictly in accordance with its existing guidelines and mandated procedures, S&P selects 100 securities from the S&P 500® Index for inclusion in the Underlying Index that have the lowest realized volatility over the past 12 months as determined by S&P. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations (increases or decreases in a stock's price) over time. The Index Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

Industry Concentration Policy

The Index Fund will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in any one industry or sector only to the extent that the Underlying Index reflects a concentration in that industry or sector. The Index Fund will not otherwise concentrate its investments in securities of issuers in any one industry or sector.

Holdings Information

The following table summarizes the Index Fund's holdings by sector as of November 28, 2014.

Sector	Percentage of Total Holdings
Financials	32.50%
Utilities	17.50%
Consumer Staples	16.60%
Industrials	12.00%
Health Care	7.90%
Materials	4.80%
Information Technology	2.80%
Energy	2.60%
Telecommunication Services	2.00%
Consumer Discretionary	1.20%

The Underlying Index

The Underlying Index has been calculated since April 20, 2011 and measures the performance of the 100 least volatile stocks in the S&P 500® Index. Volatility is defined as the standard deviation of the stock's daily price returns over the prior 252 trading days. Constituents are weighted relative to the inverse of their corresponding volatility, with the least volatile stocks receiving the highest weights. The Underlying Index is designed to serve as a benchmark for low volatility or low variance strategies in the U.S. stock market and S&P may from time to time, in its sole discretion, add companies to or delete companies from the Underlying Index to achieve these objectives.

As of the November 2014 rebalancing, the sector weightings in the Underlying Index were as follows: Consumer Discretionary: 1.2%, Consumer Staples: 16.6%, Energy: 2.6%, Financials: 32.5%, Healthcare: 7.9%, Industrials: 12.0%, Information Technology: 2.8%, Materials: 4.8%, Telecommunication Services: 2.0% and Utilities: 17.5%.

Changes in the Underlying Index are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SP5LVI" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

Construction of the Underlying Index

The methodology employs a volatility driven weighting scheme, using the divisor methodology used in all of S&P's equity indices. There are two steps in the creation of the Underlying Index. The first is the selection of the companies; the second is the weighting of the index constituents.

To be eligible for inclusion into the Underlying Index, stocks must first become constituents in the S&P 500® Index. Relevant criteria employed by S&P for inclusion in the S&P 500® Index include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

Additionally, to be eligible for the Underlying Index, constituents must have traded on all 252 trading days in the 12 months leading up to the rebalancing reference date.

The selection of constituents included in the Underlying Index is done as follows:

1. Using available price return data for the trailing 252 trading days leading up to each index rebalancing reference date, the volatilities of the constituents within each eligible universe are calculated.

2. Constituents are, then, ranked in ascending order based on the inverse of the realized volatility. The top 100 securities with the least volatility form the Underlying Index.

At each rebalancing, the weight for each index constituent is set inversely proportional to its volatility. Volatility is defined as the standard deviation of the security's daily price returns over the prior 252 trading days. The Underlying Index is calculated by means of the divisor methodology used in all S&P's equity indices. The index value is simply the index market value divided by the index divisor. In order to maintain basket series continuity, S&P also adjusts the divisor at the rebalancing.

Maintenance of the Underlying Index

Rebalancing

The Underlying Index is rebalanced after the close on the third Friday of each February, May, August and November using market data as of the last trading day of every January, April, July and October. The constituents' shares are calculated using closing prices on the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each stock at the rebalancing will differ from these weights due to market movements.

Corporate Actions

Corporate Action	Adjustment Made to the Underlying Index	Divisor Adjustment?
Spin-off	Spin off companies are not added to the Underlying Index. See below for more information.	See below
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Offering/Rights Ratio). Index shares change so that the company's weight remains the same as its weight before the rights offering.	No
Stock Split	Index shares are multiplied by and the price is divided by the split factor.	No
Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the Underlying Index.	The stock is dropped from the Underlying Index. This will cause the weights of the rest of the stocks in the Underlying Index to change proportionately. Additions are made to the Underlying Index only at the time of the quarterly rebalancing.	Yes

Spinoffs

Spin offs are never added to the Underlying Index and there is no weight change to the parent stock. The Price of the Parent Company is adjusted to the Price of the Parent Company minus (the Price of the Spun-off Company/Share Exchange Ratio). Index shares change so that the company's weight remains the same as its weight before the spin off. There is no index divisor change.

When the price of the spin-off is not known, the spun-off company is added to the Underlying Index at a zero price. Once the spun-off company trades, the company is dropped from the Underlying Index and the index divisor is adjusted to allow the weight of the spun-off entity to be reinvested into the Underlying Index.

Historical Performance of the Index Fund

The following graph sets forth the historical performance of the Index Fund based on the daily historical closing prices from May 6, 2011 to November 24, 2014, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Index Fund should not be taken as an indication of future performance.



The Official Closing Price of the Index Fund on November 24, 2014 was $37.39.

Quarter Begin	Quarter End	Quarterly High (Intraday)	Quarterly Low (Intraday)	Quarterly Close
4/2/2011*	6/30/2011*	25.58	24.34	25.03
7/1/2011	9/30/2011	36.56	21.90	23.70
10/3/2011	12/30/2011	26.08	22.78	25.93
1/2/2012	3/30/2012	26.83	25.57	26.80
4/2/2012	6/29/2012	27.58	26.10	27.58
7/2/2012	9/28/2012	28.42	27.23	28.17
10/1/2012	12/31/2012	28.66	26.72	27.68
1/2/2013	3/31/2013	31.08	28.03	31.08
4/1/2013	6/28/2013	32.73	30.07	31.12
7/1/2013	9/30/2013	32.66	30.51	31.20
10/1/2013	12/31/2013	33.21	30.80	33.16
1/2/2014	3/31/2014	34.03	31.49	34.03
4/1/2014	6/30/2014	35.66	33.48	35.59
7/1/2014	9/30/2014	35.73	33.79	34.97
10/1/2014**	11/24/2014**	37.41	33.71	37.39

* The Index Fund was launched on May 6, 2011. Accordingly, the "Quarterly High" and "Quarterly Low" data indicated do not reflect complete data for the second calendar quarter of 2011, and there is limited performance history for the Index Fund.

** As of the date of this free writing prospectus, available information for the fourth calendar quarter of 2014 includes data for the period from October 1, 2014 through November 24, 2014. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2014.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Index Fund Return. If a Market Disruption Event exists with respect to the Index Fund on that scheduled trading day, then the accelerated Final Valuation Date for the Index Fund will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, which is the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. The Agent may allow to its affiliates a concession not in excess of the underwriting discount set forth on the cover of this free writing prospectus.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so and may cease making such offers at any time. HSBC or its affiliate will enter into swap agreements or related hedge transactions with one of its other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement related to this free writing prospectus in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.